UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 3, 2023 (October 3, 2023)

Innovative International Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40964	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

24681 La Plaza Ste 300

Dana Point, CA 92629

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (805) 907-0597

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one Redeemable Warrant	IOACU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share, included as part of the Units	IOAC	The Nasdaq Stock Market LLC

Redeemable Warrants, each exercisable for one Class A ordinary share for $11.50 per share, included as part of the Units	IOACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The information provided in Item 2.03 of this Current Report on Form 8-K is incorporated by reference into this Item 1.01.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously disclosed in the Current Report on Form 8-K filed by Innovative International Acquisition Corp. (“IOAC” or the “Company”) on July 26, 2023, Innovative International Sponsor I LLC (the “Sponsor”) has agreed to make available to the Company an aggregate amount of up to $270,000 in connection with the extension of the date by which the Company must consummate an initial business combination up to three times from July 29, 2023 to October 29, 2023. The Company previously issued a promissory note in favor of the Sponsor in the principal amount of up to $180,000 for expenses to be accrued in connection with up to two of the three contemplated monthly extensions.

On October 3, 2023, the Company issued a promissory note in favor of the Sponsor (the “Note”) in the principal amount of up to $90,000 for expenses accrued in connection with the third monthly extension. The Note is non-convertible and bears no interest, and the principal balance is payable by the Company on the date on which the Company consummates an initial business combination. The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description is qualified in its entirety by reference to the Note, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On October 3, 2023, IOAC and Zoomcar, Inc. (“Zoomcar”) issued a joint press release announcing, among other things, the following: (i) the effectiveness of IOAC’s registration statement on Form S-4 (the “Registration Statement”), which includes a joint proxy statement and prospectus in connection with its previously announced business combination between IOAC and Zoomcar (the “Business Combination”), (ii) October 25, 2023 as the date of the extraordinary general meeting of IOAC shareholders (the “IOAC Meeting”) to be held to consider and approve the proposed Business Combination and related proposals, and (iii) September 20, 2023 as the record date for the determination of IOAC shareholders eligible to receive the proxy statement and vote at the IOAC Meeting. The IOAC Meeting will be held on October 25, 2023, at 11:00 am Eastern Time at the offices of McDermott Will & Emery, LLP at One Vanderbilt Avenue, New York, NY 10017 and in virtual format at https://web.lumiagm.com/#/228230513 (password: innovative2023). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information set forth in this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, IOAC has filed with the  U.S. Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 (File No. 333-269627), which includes a joint proxy statement/consent solicitation statement/prospectus. The Registration Statement was declared effective on September 29, 2023. IOAC has commenced mailing of the joint proxy statement/consent solicitation statement/prospectus and other relevant documents to its shareholders. This document is not a substitute for the joint proxy statement/consent solicitation statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZOOMCAR, IOAC, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Business Combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, IOAC, the Sponsor, Zoomcar, and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination under the rules of the SEC. Information about IOAC’s directors and executive officers and their ownership of IOAC’s securities is set forth in filings with the SEC, including IOAC’s annual report on Form 10-K filed with the SEC on March 31, 2023 and subsequent quarterly reports filed with the SEC on Form 10-Q. To the extent that holdings of IOAC’s securities have changed since the amounts included in IOAC’s most recent annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the joint proxy statement/consent solicitation statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

These forward-looking statements and factors that may cause actual results and the timing of events to differ materially from the anticipated results include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close; (2) the outcome of any legal proceedings that may be instituted against IOAC, Zoomcar, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of IOAC or stockholders of Zoomcar; (4) the inability of Zoomcar to satisfy other conditions to closing; (5) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) the ability to meet stock exchange listing standards in connection with and following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of Zoomcar as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain its reputation, grow its customer base, maintain relationships with customers and suppliers and retain its management and key employees; (9) the impact of the COVID-19 pandemic on the business of Zoomcar and the combined company (including the effects of the ongoing global supply chain shortage); (10) Zoomcar’s limited operating history and history of net losses; (11) Zoomcar’s customer concentration and reliance on a limited number of key technology providers and payment processors facilitating payments to and by Zoomcar’s customers; (12) costs related to the Business Combination; (13) unfavorable interpretations of laws or regulations or changes in applicable laws or regulations; (14) the possibility that Zoomcar or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (15) Zoomcar’s estimates of expenses and profitability; (16) the evolution of the markets in which Zoomcar competes; (17) political instability associated with operating in current and future emerging markets Zoomcar has entered or may later enter; (18) risks associated with Zoomcar maintaining inadequate insurance to cover risks associated with business operations now or in the future; (19) the ability of Zoomcar to implement its strategic initiatives and continue to innovate its existing products; (20) the ability of Zoomcar to adhere to legal requirements with respect to the protection of personal data and privacy laws; (21) cybersecurity risks, data loss and other breaches of Zoomcar’s network security and the disclosure of personal information or the infringement upon Zoomcar’s intellectual property by unauthorized third parties; (22) risks associated with the performance or reliability of infrastructure upon which Zoomcar relies, including, but not limited to, internet and cellular phone services; (23) the risk of regulatory lawsuits or proceedings relating to Zoomcar’s products or services; (24) increased compliance risks associated with operating in multiple foreign jurisdictions at once, including regulatory and accounting compliance issues; (25) Zoomcar’s exposure to operations in emerging markets where improper business practices may be prevalent; and (26) Zoomcar’s ability to obtain additional capital when necessary.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by IOAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. Forward-looking statements speak only as of the date they are made, and IOAC and Zoomcar disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Zoomcar’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated October 3, 2023
10.1	Promissory Note, dated October 3, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INNOVATIVE INTERNATIONAL ACQUISITION CORP.

By:	/s/ Mohan Ananda
Name: Mohan Ananda
Title: Chief Executive Officer

Dated: October 3, 2023